Home Inns & Hotels Management Inc.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041

People’s Republic of China

(86-21) 3218-9988

May 7, 2008

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Home Inns & Hotels Management Inc.
Registration Statement on Form F-3,
initially filed on April 22, 2008 (File No. 333-150363) and amended on May 2, 2008

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Home Inns & Hotels Management Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 9:00 a.m. eastern time on Monday, May 12, 2008. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Z. Julie Gao, by facsimile at +(852) 2522-7006. Ms. Gao’s direct line is +(852) 2912-2535.

The Registrant acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

[Signature Page to Follow]

Securities and Exchange Commission

Sincerely yours,

Home Inns & Hotels Management Inc.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer